UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 25, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 25, 2014 announcing a change in Turkcell’s organization.

Istanbul, April 25, 2014

Announcement Regarding the Change in Organization

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

In accordance with our strategic priorities and operational efficiency targets, the following changes have been made to our organizational structure which will be effective from April 30th, 2014:

•
Consumer Sales and Consumer Marketing functions are positioned under the newly formed “Chief Consumer Marketing and Sales Officer” role. Burak Sevilengül, currently the Chief Consumer Marketing Officer, will take the responsibility of this new function.  Hulusi Acar, currently serving as Chief Consumer Sales Officer, has decided to resign from his position.

•
Corporate Communications Department will be reporting to the newly formed Consumer Marketing and Sales function. Koray Öztürkler, currently serving as Chief Corporate Affairs Officer, has decided to resign from his position.

•	It has been decided to form a new function, and a related role of “Chief Group Strategy and Strategic Planning Officer”.

•
Meltem Kalender Öztürk, currently serving as Chief Group Human Resources Officer, has decided to resign from her position. Banu İşci Sezen, director at Turkcell Academy, will be the acting Chief Group Human Resources Officer.

We thank our executives, who resigned, for their valuable contributions to Turkcell in its journey to becoming a communication and technology company and wish them every success in their future careers.

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director